UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

REWARDS NETWORK INC.

(Name of Subject Company (Issuer))

REWARDS NETWORK INC.

(Name of Filing Person (Issuer))

3 1/4% Convertible Subordinated Debentures Due 2023

(Title of Class of Securities)

45168A-AA-8 and 761557-AA-5

(CUSIP Number of Class of Securities)

Roya Behnia, Esq.

Senior Vice President, General Counsel and Secretary

Rewards Network Inc.

Two North Riverside Plaza

Suite 950

Chicago, Illinois 60606

(312) 521-6767

(Name, address and telephone number of person

authorized to receive notices and communications on behalf of filing person)

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:
$15,028,305	$591

*

Calculated solely for purposes of determining the filing fee. The purchase price of the 3 1/4% Convertible Subordinated Debentures Due 2023 (the “Securities”), as described herein, is 100% of the principal amount of those Securities, plus accrued and unpaid interest and Additional Interest (as defined in the Indenture), if any, to but not including, October 15, 2008. As of August 21, 2008, there was $14,788,000 in aggregate principal amount of Securities outstanding, and, if such amount of Securities remains outstanding, the amount of accrued and unpaid interest on October 15, 2008 will be $240,305, resulting in an aggregate maximum purchase price of $15,028,305.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $39.30 per $1,000,000 of the value of the securities proposed to be acquired by the Issuer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

As required by, pursuant to the terms of and subject to the conditions set forth in the Indenture, dated as of October 15, 2003, as amended and restated as of February 4, 2004 (the “Indenture”), between Rewards Network Inc., a Delaware corporation (the “Company”), and LaSalle Bank National Association, as trustee (the “Trustee”), for the 3 1/4% Convertible Subordinated Debentures Due 2023 (the “Securities”), this Tender Offer Statement on Schedule TO-I (“Schedule TO-I”) is filed by the Company, with respect to the offer by the Company (the “Optional Purchase Offer”) to purchase the Securities, at the option of each holder (the “Holder”) of the Securities, as set forth in the Company Notice to Holders of 3 1/4% Convertible Subordinated Debentures Due 2023, dated August 21, 2008 (the “Company Notice”), and the related notice materials filed as exhibits to this Schedule TO-I (which Company Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Company Notice”).

This Schedule TO-I is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

Items 1 through 9.

The Company is the issuer of the Securities and is obligated to purchase all of the Securities if properly tendered by the Holders under the terms and subject to the conditions set forth in the Company Notice. The Securities are convertible into shares of common stock, $0.02 par value per share, of the Company, subject to the terms, conditions and adjustments specified in the Indenture and the Securities. The Company maintains its principal executive offices at Two North Riverside Plaza, Suite 950, Chicago, Illinois 60606 and the telephone number there is (312) 521-6767. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Company Notice is incorporated by reference into this Schedule TO-I.

Item 10. Financial Statements.

(a) Financial Information. Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial condition is not material to a holder’s decision whether to put the Securities to the Company because (i) the consideration being offered to Holders who surrender Securities consists solely of cash, (ii) the Optional Purchase Offer is not subject to any financing condition, (iii) the Optional Purchase Offer applies to all outstanding Securities and (iv) the Company is a public reporting company that files reports electronically on EDGAR. The financial condition and results of operations of the Company and its subsidiaries are reported electronically on EDGAR on a consolidated basis.

(b) Pro Forma Information. Not applicable.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. Not applicable.

(b) Other Material Information. Not applicable.

Item 12. Exhibits.

Exhibit No.	Description of Exhibit

(a)(1)(A)	Company Notice to Holders of 3 1/4% Convertible Subordinated Debentures Due 2023 Issued By Rewards Network Inc., dated August 21, 2008.

(a)(1)(B)	Form of Substitute Form W-9.

(a)(5)	Press Release issued by Rewards Network Inc. on August 21, 2008.

(b)(A)	Loan and Security Agreement, dated as of November 6, 2007, between Rewards Network Inc. and each of its domestic subsidiaries signatory thereto and RBS Business Capital is incorporated herein by reference to Exhibit 10.2 to Rewards Network Inc.’s Quarterly Report on Form 10-Q (File No. 001-13806), filed on November 8, 2007.

(b)(B)	First Amendment to Loan and Security Agreement, dated as of August 11, 2008, between Rewards Network Inc. and each of its domestic subsidiaries signatory thereto and RBS Business Capital is incorporated herein by reference to Exhibit 10.1 to Rewards Network Inc.’s Quarterly Report on Form 10-Q (File No. 001-13806), filed on August 11, 2008.

(d)(1)	Indenture, dated as of October 15, 2003, as amended and restated as of February 4, 2004, between Rewards Network Inc. and LaSalle Bank National Association is incorporated herein by reference to Exhibit 4.15 to Rewards Network Inc.’s Annual Report on Form 10-K (File No. 001-13806), filed on March 12, 2004.

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

REWARDS NETWORK INC.

By:	/s/ Roya Behnia
Roya Behnia Senior Vice President, General Counsel and Secretary

Dated: August 21, 2008

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

(a)(1)(A)	Company Notice to Holders of 3 1/4% Convertible Subordinated Debentures Due 2023 Issued By Rewards Network Inc., dated August 21, 2008.

(a)(1)(B)	Form of Substitute Form W-9.

(a)(5)	Press Release issued by Rewards Network Inc. on August 21, 2008.

(b)(A)	Loan and Security Agreement, dated as of November 6, 2007, between Rewards Network Inc. and each of its domestic subsidiaries signatory thereto and RBS Business Capital is incorporated herein by reference to Exhibit 10.2 to Rewards Network Inc.’s Quarterly Report on Form 10-Q (File No. 001-13806), filed on November 8, 2007.

(b)(B)	First Amendment to Loan and Security Agreement, dated as of August 11, 2008, between Rewards Network Inc. and each of its domestic subsidiaries signatory thereto and RBS Business Capital is incorporated herein by reference to Exhibit 10.1 to Rewards Network Inc.’s Quarterly Report on Form 10-Q (File No. 001-13806), filed on August 11, 2008.

(d)(1)	Indenture, dated as of October 15, 2003, as amended and restated as of February 4, 2004, between Rewards Network Inc. and LaSalle Bank National Association is incorporated herein by reference to Exhibit 4.15 to Rewards Network Inc.’s Annual Report on Form 10-K (File No. 001-13806), filed on March 12, 2004.

(g)	Not applicable.

(h)	Not applicable.